Exhibit 99.1

Nuvini Provides FY2025 EBITDA Guidance and Business Outlook

NEW YORK, Oct. 16, 2025 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading acquirer and operator of vertical market SaaS businesses in Latin America, today provided its fiscal year 2025 and outlined key drivers of its growth strategy.

For the twelve months ending December 31, 2025, Nuvini expects to generate approximately R$50 to R$60 million of EBITDA, excluding the impact of acquisitions. At its current market value of roughly $45 million, the midpoint of guidance implies an EV/EBITDA multiple below 4.5x, underscoring the substantial disconnect between fundamentals and valuation.

Targets in the Company’s current acquisitions pipeline with signed letters of intent, if acquired, would contribute to an increase in the Company’s annualized run-rate EBITDA to approximately R$85–95 million by the end of Q1 2026.

Management also highlighted ongoing initiatives to reduce the Company’s cost of capital for future acquisitions from roughly 20% to 12% per annum, which will make acquisitions deeply accretive if executed at 4x to 6x EBITDA multiples. These acquired SaaS businesses have 90%+ retention, strong cash conversion rates in line with our current portfolio (65% +) and are very well positioned on the SaaS rule of 40, a financial metric that states a company's revenue growth rate plus its profit margin should equal or exceed 40% to indicate a healthy, high-performing business. Also, they should benefit from Nuvini’s current AI strategy across both cost and revenue functions.

Pierre Schurmann, Founder and CEO, stated, “Through this EBITDA guidance, we wanted to provide investors with transparency into our 2025 financial trajectory. Our model is simple: disciplined acquisitions at attractive multiples, consistent organic growth, and a lower cost of capital, all translating into compounding EBITDA. We believe in the next 5 years the business could be a $100m+ EBITDA business while maintaining high cash conversion rates.

Our financial architecture mirrors what successful software consolidators such as Roper Technologies (Nasdaq: ROP) and Constellation Software (TSE: CSU) have achieved. We aim to replicate that durable, high-margin model in Latin America with a relentless focus on return on invested capital while focusing on a low net debt to EBITDA.”

Gustavo Usero, Chief Operating Officer, added, “From my past experience at Constellation Software and what I’ve learned from other serial acquirers, there is a clear opportunity to increase EBITDA margins to best-in-class levels like Constellation Software and Roper Technologies. By integrating AI across every function, supported by partnerships such as Oracle, we’re unlocking a new phase of operational leverage. AI is already driving both revenue and cost efficiencies across the Nuvini ecosystem.”

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading acquirer of business to business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The Company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the potential acquisitions on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such transactions; and other factors discussed in the “Risk Factors” section of the Company’s Ǫuarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. In particular, there are no assurances that Nuvini will be able to successfully complete the acquisitions with signed letters of intent, and, once acquired, that the anticipated levels of EBITDA will be achieved. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

Nuvini Investor Relations Contact

Sofia Toledo
ir@nuvini.co

MZ North America
NVNI@mzgroup.us